LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

October 28, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Era Anagnosti, Legal Branch Chief

Re:	Community Savings Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-213561)

Dear Ms. Anagnosti:

On behalf of Community Savings Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated October 5, 2016, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company’s proposed marketing materials are being filed as Exhibit 99.4 to the Amended Form S-1. Additionally, we will provide the staff with any additional materials utilized pursuant to Section 5(d) of the Securities Act. It is not anticipated that any such materials will be utilized.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

October 28, 2016

Registration Statement Cover Page

2.	You identify 6712 as your primary Standard Industrial Code (SIC). However, as a federally chartered bank, EDGAR lists 6035 as your SIC code. Please revise your registration statement cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov/info/edgar/siccodes.htm.

We note the staff’s comment. We believe that 6712 is the proper SIC Code for the registrant, which is a financial institution holding company, as opposed to 6035, which would be the SIC Code for the registrant’s savings institution subsidiary.

How we determined the Offering Range and the $10.00 per Share Stock Price, page 4

3.	We note that the average and the median values of the price-to-book and price-to-tangible book ratios for the company as compared to the peer group are significantly lower. Given these values, please expand your disclosure to discuss how the difference in values impacted Keller & Company’s valuation of the company in determining the $10 per share stock price. Please also explain how the downward adjustments discussed at the end of page 100 affected these values. In addition, please expand your disclosure on page 100 to quantify, to the extent possible, the range of the downward adjustments.

The disclosure on pages 4 and 107-108 has been revised in response to the comment.

After-Market Stock Performance, page 5

4.	We note that your disclosure presents stock price performance information for “all standard mutual-to-stock conversions completed between June 30, 2015 and August 24, 2016.” However, the tabular disclosure includes only two examples. Please advise. In addition, please explain why the two listed companies were not included in your “peer group,” as well as discuss the methods by which Keller & Company determined the companies comprising the peer group.

We supplementally advise the staff that there were only two full conversions completed during the specified time period. The table does not include first-step or second-step mutual holding company offerings completed during this time as to do so could be misleading since the transactions are different from the registrant’s. Traditionally, this tabular disclosure been presented only for one year since the longer time period could, again, be misleading to an investor.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

October 28, 2016

Pursuant to the appraisal guidelines, Keller & Co. includes only Nasdaq-listed companies which have been converted for at least one year in the peer group. Accordingly, neither of the companies listed in the tabular disclosure on page 5 is included in the peer group.

Risk Factors, page 14

In recent years, we have incurred losses and we may not achieve significant profitability from our business strategies and growth plan, page 14

5.	Please revise your disclosure to accurately represent the loss value you would have realized in fiscal 2016 but-for the one-time gain of $810,000 resulting from the sale of your two branch offices. In this regard, we note that here you disclose a loss of $131,000; while on page 43 the amount of loss disclosed is $109,000.

The disclosure on page 15 has been revised in response to the comment.

We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations., page 16

6.	You disclose that in recent years the economy in your market area has been significantly affected by the oil and gas exploration industry. You also disclose that during the last several years, in part resulting from a decrease in the prices for these commodities, economic conditions and real estate values within your market area have declined significantly and that such conditions have contributed to your non-performing assets, loan charge-offs and provisions for loan losses. In light of the low oil and gas prices, please disclose and quantify the impact of loans “indirectly” affected by low oil and gas prices. Please also disclose the potential impact of continued low oil and gas prices on your deposits.

The risk factor has been combined with a prior risk factor, and the disclosure on page 15 has been revised in response to the comment.

How we intend to use the Proceeds from the Stock Offering, page 33

7.	We note in your disclosure that $1.6 million of the proceeds will be used to pay termination fees associated with the withdrawal from an employer defined benefit plan. In an appropriate section of the filing, please discuss the reasons behind withdrawing from the benefit plan at this time. Based on your “We participate in a

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

October 28, 2016

multiple employer defined benefit pension plan...” risk factor on page 15, it appears that the actual costs of withdrawing from the plan are currently unknown and that the actual cost could be significantly higher than what is currently estimated. Please disclose the factors that may drive the cost increase, whether a cap will be applied to these costs and how you intend to notify your potential investors of the actual costs to the extent that they materially differ from the estimated $1.6 million amount.

The disclosure on page 40 has been revised in response to the comment.

Comparison of Financial Condition at June 30, 2016 and June 30, 2015, page 46

Net Loans, page 47

8.	Here or in another appropriate section of the filing, please discuss the strategic reasons for expanding your auto loan portfolio, which loans appear to carry a greater risk of loss or default compared to your one-to-four family residential real estate loans. In this regard, we also note that you will not be active in this area of lending due to a change in your third-party lending source. As part of your strategic reasons discussion, please ensure to address whether you, currently are, or will be pursuing strategic relationships with other lending sources originating consumer auto loans.

The disclosure on page 54 and 68 has been revised in response to the comment.

Exhibit 8.1 – Federal Tax Opinion of Luse Gorman, PC

9.	We note that counsel has provided a “more likely than not” opinion with respect to items 7 and 8 of the opinion. We also note counsel’s statement at the top of page 6 regarding Keller & Company’s August 24, 2016 letter stating that subscription rights have no ascertainable value and IRS’ not having reached in the past a different conclusion with respect to the value of the nontransferable subscription rights. In light of these statements, please explain the reasons why counsel is unable to give a “will” opinion as there appears to be no significant doubt about the tax consequences of the transaction. For guidance, please refer to Section III.C.4 Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We note the staff’s comment. We are not aware of any Internal Revenue Service (“IRS”) opinion establishing the absence of value of nontransferable subscription rights in a conversion offering. While the IRS has (in the 1980s and early 1990s) issued private letter rulings on this issue, any such private letter rulings are not dispositive with respect to whether the subject subscription rights have value. We further note that the IRS has

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

October 28, 2016

not in the past reached a different conclusion with respect to the value of nontransferable subscription rights, nor has the IRS issued any precedential guidance that would be dispositive on this issue.  While we believe that it is more likely than not that the subscription rights have no value, we are unable to state definitively that this is so.  If the subscription rights were found to have value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and the Company and/or its subsidiary, Community Savings, may be taxable on the distribution of the subscription rights. Accordingly, we believe it is appropriate, per Section III.C.4 Staff Legal Bulletin No.19 (CF) dated October 14, 2011, to issue a “more likely than not” opinion.

We further note that, consistent with Section III.C.4 Staff Legal Bulletin No.19 (CF) dated October 14, 2011, the prospectus includes a risk factor disclosing the possibility that the subscription rights may have value.

*       *       *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Alvin B. Parmiter, President and Chief Executive Officer
Kip Weissman, Esq.